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FILE NO: 75392.3
March 26, 2010
VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Chatham Lodging Trust Amendment No. 6 to Registration Statement on Form S-11 (Registration No. 333-162889) Filed March 26, 2010
Dear Ms. Barros:
As counsel to Chatham Lodging Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-162889) (the “Registration Statement”) and the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the initial filing of the Registration Statement contained in your letter dated March 24, 2010.
For convenience of reference, each Staff comment contained in your March 24, 2010 comment letter is reprinted below in italics, is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Kristi Marrone, Dan Gordon, and Jerard Gibson, a courtesy copy of this letter and two courtesy copies of Amendment No. 6, one copy of which has been marked to reflect changes made to Amendment No. 5 to the Registration Statement filed with the Commission on March 10, 2010 (the “Blackline”). The changes reflected in Amendment No. 6 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter

Ms. Sonia Gupta Barros
March 26, 2010

that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
General
1.	Please revise your disclosure to describe how you have determined that the potential hotel acquisitions you are actively reviewing having an “aggregate transaction value in excess of $145 million.”
RESPONSE: The Company has revised its disclosure on pages 1 and 42 of the Registration Statement in response to the Staff’s comment.
Business, page 42
2.	We note that you have entered into a non-binding letter of intent to purchase four properties for $61 million. Please tell us how you have determined that the purchase of these four properties is not probable given the fact that it appears that you have negotiated a purchase price and that the properties are material to an investor’s decision.
RESPONSE: The Company has executed a non-binding letter of intent with a potential seller which by its express terms is not intended to be legally or equitably binding on either the Company or the potential seller. The letter of intent provides that the purchase and sale of the properties described in the letter of intent will only occur pursuant to a definitive and binding purchase and sale agreement between the parties, if any. Neither the Company nor the potential seller has any obligation to negotiate further or pursue a transaction. The letter of intent sets forth only general terms, none of which are binding and all of which, including price, are subject to further negotiation and revision, and there can be no assurance that the Company and the seller will enter into a definitive binding agreement on the terms set forth in the letter of intent, or at all, as described in the Registration Statement. Any definitive purchase and sale agreement would need to address numerous conditions to any closing, including third party consents and approvals that are beyond the control of the Company and the seller, and all of which make the Company’s acquisition of the properties not probable at the current time. In particular, acquisition of the hotels would require approval by the hotels’ franchisors, the lenders of the debt that would be assumed and the management company that will operate the hotel, among others. As part of the franchisor approval process, the franchisors will impose a requirement that certain capital improvement be made to the hotels as a condition of new franchise licenses for the hotels (commonly referred to as property improvement plans, or PIPs). The cost of the PIPs directly affects the total price the Company pays for the hotels and can lead to a re-negotiation of the purchase price and other terms. Thus, although the letter of intent describes a purchase price, that price is subject to change based on the costs related to these third party approvals.

The Company believes that characterizing the acquisition of the properties described in the letter of intent as “probable” would be potentially misleading to investors since the Company does not deem their acquisition to be probable based on discussions with the seller to date and the terms of the non-binding letter of intent. The Company has included appropriate risk factor disclosure in the Registration Statement to reflect that there can be no assurance

Ms. Sonia Gupta Barros
March 26, 2010

that the Company will move forward with the acquisition of the properties described in the letter of intent.

The Company generally will base its determination of whether or not a future acquisition is “probable” on a number of factors, including whether all of the following have occurred:
•	a satisfactory site inspection has been conducted and due diligence has been substantially completed;

•	the terms of the acquisition have been approved by the Company’s board of trustees and any required approvals by the selling entity and any third party approvals that are material to the transaction have been obtained;

•	a purchase contract containing customary representations and warranties, covenants and conditions to closing, is executed and delivered by the Company and the seller; and

•	a nonrefundable deposit, if required, has been paid on the property.
None of the above conditions have yet been fulfilled with respect to the properties described in the letter of intent and the Company has concluded that the acquisition of the properties is not currently “probable.”
Note 4. Related Party Transactions, page F-6
3.	We note that the amount due Jeffrey Fisher for reimbursement of organizational and offering costs and earnest money deposits as of December 31, 2009 is approximately $3.4 million. Please tell us why these amounts have not been recorded in your financial statements. We refer by analogy to SAB Topic 5:D and 5:T.
RESPONSE: The Company is currently a development stage company and will not commence operations or have the capital necessary to reimburse Mr. Fisher unless and until the offering is successfully completed. In order for the Company to record the liability in its financial statements, the liability needs to be probable. Since completion of the offering is highly uncertain, the Company believes these obligations are currently contingent liabilities and will not become probable until the offering is completed. The Company notes that SAB Topic 5:D and 5:T

Ms. Sonia Gupta Barros
March 26, 2010

referenced in the Staff’s comment related to an operating company rather than a development stage company.
Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-11
4.	Please tell us why you have made a pro forma adjustment for Mr. Morales’ relocation expenses, when there does not appear to be a continuing impact from this expense. Refer to Rule 11-02(b)(6) of Regulation S-X.
RESPONSE: Mr. Morales’ relocation expenses are a component of his employment agreement. The Company initially made the pro forma adjustment for Mr. Morales’ relocation expenses in order for the adjustments to reflect the total compensation package payable to executive officers under the terms of the employment agreements. On further review and in light of the Staff’s comment, however, the Company agrees that these expenses do not have a continuing effect on its results of operations. The Company has revised its disclosure on pages F-11 and F-12 in response to the Staff’s comment.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or Amos Barclay at (212) 309-1061.

Very truly yours, David C. Wright

cc:	Mr. Jerard Gibson Mr. Dan Gordon Ms. Kristi Marrone Mr. Jeffrey Fisher Julian T. H. Kleindorfer, Esq.